

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2014

<u>Via Email</u>
Maulik Parikh
President and Chief Executive Officer
SMSA Gainesville Acquisition Corp.
610 Coit Road, Suite 170
Dallas, Texas 75075

> **Re: SMSA Gainesville Acquisition Corp.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed February 18, 2014**
> **File No. 000-53803**

Dear Mr. Parikh:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please revise your information statement to affirmatively disclose whether you have any plans or intentions to enter into a merger, consolidation, acquisition or similar business transaction. If such plans or intentions exist, please provide the disclosure required by Schedule 14A, including Items 11, 13 and 14, as appropriate. Please refer to Note A to Schedule 14A.

2. Please supplementally confirm your understanding that, as of the filing of your Form 8-K on February 27, 2014, you remained a shell company.

<u>Schedule 14C Cover Page</u>

3. Please include the name of the registrant as specified in its charter.

Security Ownership of Certain Beneficial Shares, page 5

4. As presented, the information disclosed in the chart on page 6 appears incorrect. For example, if you currently have 10,000,008 shares issued and outstanding, Titan Partners, LLC, Titan Partners Management, LLC, and Kamran Nezami could not each own 9,892,956 shares of common stock. Such an example applies to the rest of beneficial owners disclosed in the chart and the percentages of ownership for each beneficial owner. Please revise to clarify the amount and nature of the ownership of each beneficial owner listed in the chart. If any of the beneficial owners listed has the right to acquire the securities through the exercise of any option or warrant or through the conversion of another security, please clarify what those option, warrant, or conversion rights are and from what agreement they derive.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael Kennedy, Staff Attorney, at 202-551-3832, Lilyanna Peyser, Special Counsel, at 202-551-3222, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Chauncey M. Lane, Esq.
        Husch Blackwell LLP